GREEN MOUNTAIN COFFEE, INC.
                      EMPLOYEE STOCK PURCHASE PLAN - FY `99

                             Participation Agreement

I, the undersigned employee of Green Mountain Coffee, Inc. (the "Company"), have been offered the opportunity to participate in the Green Mountain Coffee, Inc. 1998 Employee Stock Purchase Plan (the "Plan") as of the first Sunday following the last Saturday in September 1998 (the first day of the first "Payment Period") I wish to purchase shares equal to _______ % (must be at least 1% and no more than 10% ) of my gross earnings for the Payment Period indicated. The purchase price of the shares will be 85% of the market value of a share of the Company's common stock on the first day of the "Payment Period" or the last day of the same "Payment Period" whichever is the lower amount.

I understand that (i) I can withdraw from the Plan at any time prior to the last Saturday in either Payment Period, and receive a refund, without interest, of any cash in my account under the Plan; (ii) the stock purchase will be effected automatically on the last day of the "Payment Period"; (iii) the purchase price for the stock will be the lower of (A) 85% of the closing price of the stock on the first day of the "Payment Period" or (B) 85% of the closing price of the stock on the last day of the "Payment Period"; (iv) no interest will be paid on any deductions meant to purchase shares; (v) no fractional shares of stock will be issued and any excess cash in my account under the Plan after purchase of the shares will be rolled into the next "Payment Period", unless I choose not to participate, then any excess cash will be refunded to me; and (vi) the further transfer by me of the stock that I will purchase under the Plan may be restricted by the Company and/or by applicable federal and state law.

I elect ______  to participate in the Plan and to pay the amount set forth above by means of payroll deductions, per paycheck for 26 pay periods (13 per "Payment Period" occurring between the first date of the "Payment Period" and the last date of the "Payment Period". ) There are two "Payment Periods" in each fiscal year. You are signing up for both Payment Periods. If you wish to not participate in the 2nd Payment Period you must notify HR in writing prior to the first day of the 2nd Payment Period.

        ______ not to participate in the Plan.

The terms of the Plan have been explained to me and I have been afforded the opportunity to ask questions and to become familiar with the terms of the Plan. I agree to be bound by the terms of the Plan document, of which I have received a copy.


Date: __________________                      __________________________________
                                                           Signature

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                                                    Print Name of Employee

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                                                     Company Representative

                                              ___________Robert D. Britt________
                                                Name of Company Representative
                                               Title:  Chief Financial Officer